CRESCO LABS INC. ANNUAL AND SPECIAL MEETING FRIDAY, OCTOBER 30, 2026 AT 12:00 P.M. CDT FOR HOLDERS AS OF SEPTEMBER 15, 2026 22587M106 OCTOBER 28, 2026 1 E * ISSUER CONFIRMATION COPY - INFO ONLY * _______________ FOR WITHHOLD 2 01-Charles Bachtell 0 0 _______________ 02-Thomas J. Manning 0 0 _______________ 03-Marc Lustig 0 0 _______________ 04-Randy D. Podolsky 0 0 _______________ 05-Michele Roberts 0 0 _______________ 06-Robert M. Sampson 0 0 _______________ _______________ FOR WITHHOLD 07-Edward Tilly 0 0 _______________ Charles Bachtell, Thomas J. Manning 1 To set the number of directors to be elected at the Meeting to RECOMMENDATION: FOR seven (7). 3 To appoint Baker Tilly US, LLP as independent auditor of the RECOMMENDATION: FOR Corporation to hold office until the next annual meeting of shareholders of the Corporation and to authorize the directors to fix the remuneration thereof. 4 To adopt a special resolution for the purpose of amending the RECOMMENDATION: FOR articles of the Corporation to extend the U.S. exchange listing "sunset" date for the Multiple Voting Shares of the Corporation. 5 To adopt a special resolution approving a plan of arrangement RECOMMENDATION: FOR under the Business Corporations Act (British Columbia) (the "BCBCA") whereby the Corporation's securities will be: (i) consolidated at an exchange ratio to be fixed by the Corporation's board of directors (subject to a minimum of five (5) and a maximum of fifteen (15) pre-consolidation Cresco securities for one (1) post-consolidation security), and (ii) exchanged for securities of a new British Columbia parent corporation ("TopCo"), pursuant to which Cresco will become a wholly owned subsidiary of TopCo, the shareholders of Cresco will become shareholders of TopCo, and TopCo will become a publicly listed holding company with Cresco as its wholly owned subsidiary. 6 To adopt a special resolution approving a plan of arrangement RECOMMENDATION: FOR under the BCBCA whereby TopCo will continue out of British Columbia, Canada to the State of Delaware in the United States, with corresponding changes to the Corporation's share capitalization, including the adoption of a new U.S.-style long-term incentive plan, to take effect upon implementation of the redomicile. TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. 1 OF 1 1 0 0 0 0 0 0 0 0 0 0 0 FOR AGAINST FOR WITHHOLD FOR AGAINST FOR AGAINST FOR AGAINST P57415- 10101010101010101010101010101010 11010011110010011001001010001001 11101011011110001100001011100000 11101011111000011100100011000111 1010011111100100100010001101110 10110011100001011010010000100101 10110001100100001010110010011110 11110101000100111001101100101111 11110010010000101010011100110100 1110110001001001101111000000011 11001001000010101001000111000110 11100001001010011011010110001101 11100100001000001001011001100000 11000100100101011111101111110101 1010000110110110111110111100111 11111111111111111111111111111111 10101010101010101010101010101010 10110100011000011001010100010111 11000010100100001010010001011010 1100100011001001101100101001000 10011010000100001000100010101110 11000111001101011011001001000101 10101100001111001010001111110010 11000100011111011011011101011111 1001000001000100100001010101001 10010010101100011101100001010101 11000010100010001110011011111000 11001001000000111100000111010011 10001010101111101010110010111010 1010110101101101110100001101110 11001111101100001000101000001000 11111111111111111111111111111111 Exhibit 99.5

CRESCO LABS INC. ANNUAL AND SPECIAL MEETING FRIDAY, OCTOBER 30, 2026 AT 12:00 P.M. CDT OCTOBER 28, 2026 1 E 1 O F 1 1 2601 14TH AVENUE MARKHAM, ON L3R 0H9 to be held at https://meetings.lumiconnect.com/ 400-728-762-814 CRESCO LABS INC. P.O. BOX 130 meeting ID: 400-728-762-814 C/O BENNETT JONES LLP 3400 ONE FIRST CANADIAN PLACE, TORONTO, ON M5X 1A4 CANADA 10101010101010101010 11010011110010000111 11101011000110010100 11101011010000000111 10110110001001001100 10100100100001100111 10110000100101100000 111100100001011110 10000010010101011000 11101000011000110101 11111001010101101110 11100001011000110101 11100101010100011010 10000101110111011101 10010101000100000100 100010100100111001 10111100001111101000 11011100110010011101 11101110100010100010 11111111111111111111 P 5 7 4 1 5 - 1 0 0 1 0 0 0 1 0 0 0 1 1 1 1 0 0 1 0 0 0 1 0 0 0 1 1 1

CRESCO LABS INC. ANNUAL AND SPECIAL MEETING FRIDAY, OCTOBER 30, 2026 AT 12:00 P.M. CDT FOR HOLDERS AS OF SEPTEMBER 15, 2026 22587M205 OCTOBER 28, 2026 2 E * ISSUER CONFIRMATION COPY - INFO ONLY * _______________ FOR WITHHOLD 2 01-Charles Bachtell 0 0 _______________ 02-Thomas J. Manning 0 0 _______________ 03-Marc Lustig 0 0 _______________ 04-Randy D. Podolsky 0 0 _______________ 05-Michele Roberts 0 0 _______________ 06-Robert M. Sampson 0 0 _______________ _______________ FOR WITHHOLD 07-Edward Tilly 0 0 _______________ Charles Bachtell, Thomas J. Manning 1 To set the number of directors to be elected at the Meeting to RECOMMENDATION: FOR seven (7). 3 To appoint Baker Tilly US, LLP as independent auditor of the RECOMMENDATION: FOR Corporation to hold office until the next annual meeting of shareholders of the Corporation and to authorize the directors to fix the remuneration thereof. 4 To adopt a special resolution for the purpose of amending the RECOMMENDATION: FOR articles of the Corporation to extend the U.S. exchange listing "sunset" date for the Multiple Voting Shares of the Corporation. 5 To adopt a special resolution approving a plan of arrangement RECOMMENDATION: FOR under the Business Corporations Act (British Columbia) (the "BCBCA") whereby the Corporation's securities will be: (i) consolidated at an exchange ratio to be fixed by the Corporation's board of directors (subject to a minimum of five (5) and a maximum of fifteen (15) pre-consolidation Cresco securities for one (1) post-consolidation security), and (ii) exchanged for securities of a new British Columbia parent corporation ("TopCo"), pursuant to which Cresco will become a wholly owned subsidiary of TopCo, the shareholders of Cresco will become shareholders of TopCo, and TopCo will become a publicly listed holding company with Cresco as its wholly owned subsidiary. 6 To adopt a special resolution approving a plan of arrangement RECOMMENDATION: FOR under the BCBCA whereby TopCo will continue out of British Columbia, Canada to the State of Delaware in the United States, with corresponding changes to the Corporation's share capitalization, including the adoption of a new U.S.-style long-term incentive plan, to take effect upon implementation of the redomicile. TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. 1 OF 1 2 0 0 0 0 0 0 0 0 0 0 0 FOR AGAINST FOR WITHHOLD FOR AGAINST FOR AGAINST FOR AGAINST P57415- 10101010101010101010101010101010 11010011110010011001001010001001 11101011011010001100001011100000 11101011110000011100100011000111 1010011111100100100010001101110 10110011100001011010010000100101 10110110100100001010110010011110 11110101000100111001101100101111 11110010010000101010011100110100 1110110001001001101111000000011 11001001000010101001000111001110 11100001001010011011011000111001 11100100001000001001100000011000 11000100100101011111000010110111 1010000110110110111000111001110 11111111111111111111111111111111 10101010101010101010101010101010 10110100011000011010110110111111 11000010100100001010001111001010 1100100011001011101001001001100 10011010000110001000001111001010 11000111001110011000000011000101 10101100001110101101010101101110 11000100011110111011111110011011 1001000001000000111101110011000 10010010111101111000001111000101 11000010000101001101111111010000 11001001001000011100100010000011 10000111110100101000101011000110 1010110100011001110011111101010 11001111101111101000100100001000 11111111111111111111111111111111

CRESCO LABS INC. ANNUAL AND SPECIAL MEETING FRIDAY, OCTOBER 30, 2026 AT 12:00 P.M. CDT OCTOBER 28, 2026 2 E 1 O F 1 2 2601 14TH AVENUE MARKHAM, ON L3R 0H9 to be held at https://meetings.lumiconnect.com/ 400-728-762-814 CRESCO LABS INC. P.O. BOX 130 meeting ID: 400-728-762-814 C/O BENNETT JONES LLP 3400 ONE FIRST CANADIAN PLACE, TORONTO, ON M5X 1A4 CANADA 10101010101010101010 11010011110010000111 11101011001010010100 11101011011000011111 10110110001001011000 10100100100000000011 10110000100101100000 111100100001111011 10000010010111111010 11101000010011101101 11111001000011101110 11100001000010010101 11100101111111010110 10000100111101110001 10010111111101110100 100001001010111100 10100010001010101110 11010000010100100101 11101111100010100010 11111111111111111111 P 5 7 4 1 5 - 1 0 0 0 1 0 0 0 1 0 0 1 1 1 1 0 0 0 1 0 0 0 1 0 0 1 1 1